# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X4 Pharmaceuticals, Inc, CIK 0001501697
CUSIP: 98420X202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, Massachusetts (MA), 02134
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001469336

## Reporting persons
- Empery Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,498,162; sole dispositive power 0; shared dispositive power 2,498,162; aggregate amount beneficially owned 2,498,162 (9.99% of the class)
  Comment: ncludes 106,946 shares of Common Stock issuable upon exercise of the Warrants (as defined in Item 2(a)).
- Lane Ryan M.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,498,162; sole dispositive power 0; shared dispositive power 2,498,162; aggregate amount beneficially owned 2,498,162 (9.99% of the class)
  Comment: Includes 106,946 shares of Common Stock issuable upon exercise of the Warrants.
- Hoe Martin D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,498,162; sole dispositive power 0; shared dispositive power 2,498,162; aggregate amount beneficially owned 2,498,162 (9.99% of the class)
  Comment: Includes 106,946 shares of Common Stock issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: X4 Pharmaceuticals, Inc
Address of issuer's principal executive offices: 61 North Beacon Street, 4th Floor, Boston, MA 02134

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Common Stock, par value $0.001 per share (the "Common Stock") and Common Stock issuable upon exercise of warrants (the "Warrants") of X4 Pharmaceuticals, Inc., a Delaware corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Stock held by, and the Common Stock issuable upon exercise of the Warrants held by, funds to which the Investment Manager serves as investment manager (the "Empery Funds");

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Stock held by, and the Common Stock issuable upon exercise of the Warrants held by, the Empery Funds; and

(iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the Common Stock held by, and the Common Stock issuable upon exercise of the Warrants held by, the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the "Reporting Individuals") is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

1 Rockefeller Plaza, Suite 1205
New York, New York 10020
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 24,899,689 shares of Common Stock outstanding, including 22,449,689 shares of Common Stock outstanding as of August 13, 2025, as reported in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on September 18, 2025 and 2,450,000 shares of Common Stock issued upon exercise of Warrants exercised after August 13, 2025 and prior to September 30, 2025, and assumes exercise of the Warrants (subject to the Blocker (as defined below)).

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the "Blocker"), and the shares of Common Stock listed as beneficially owned in Rows 6, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants due to the Blocker.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all of the Common Stock held by, and the Common Stock issuable upon exercise of the Warrants (subject to the Blocker) held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all of the Common Stock held by, and the Common Stock issuable upon exercise of the Warrants (subject to the Blocker) held by, by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such Common Stock.
Percent of class: 9.99%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Empery Asset Management, LP: /s/ Ryan M. Lane, By: Empery AM GP, LLC, its General Partner, By: Ryan M. Lane, its Managing Member (10/21/2025)
- Lane Ryan M.: /s/ Ryan M. Lane, Ryan M. Lane, individually (10/21/2025)
- Hoe Martin D.: /s/ Martin D. Hoe, Martin D. Hoe, individually (10/21/2025)
Comment: Exhibit 99.1 Joint Filing Agreement